Commonwealth of Virginia

STATE CORPORATION COMMISSION

Richmond, August 25, 2020

This is to certify that the certificate of incorporation of

CR Global Holdings, Inc.

was this day issued and admitted to record in this office and that the said corporation is authorized to transact its business subject to all Virginia laws applicable to the corporation and its business.

Effective date: August 25, 2020

STATE CORPORATION COMMISSION
Attest:

Interim Clerk of the Commission